Exhibit 1

Media Relations Paula Andrea Escobar	Investor Relations Pablo Gutiérrez
+57 (1) 603-9079 paulaandrea.escobar@cemex.com	+57 (1) 603-9051 pabloantonio.gutierrez@cemex.com

CEMEX LATAM HOLDINGS REPORTS

SECOND QUARTER 2018 RESULTS

•	Free cash flow during the quarter reached US$46 million, 60% higher on a year-over-year basis.

•	Our net debt declined by US$47 million during the quarter, reaching US$856 million.

BOGOTA, COLOMBIA. JULY 26, 2018 – CEMEX Latam Holdings, S.A. (“CLH”) (BVC: CLH), announced today that consolidated net sales reached US$280 million during the second quarter of 2018, 8% lower than those in the same period of 2017. Operating EBITDA reached US$62 million during the second quarter, 19% lower on a year-over-year basis.

During the second quarter of 2018, our consolidated domestic gray cement, ready-mix and aggregates volumes decreased by 8%, 14% and 12%, respectively, compared to those in the second quarter of 2017. Our consolidated prices in US-dollars terms for domestic gray cement increased by 3%, for ready-mix decreased by 1%, while for aggregates remained flat, during the quarter on a year over year basis.

Jaime Muguiro, CEO of CLH, said, “During the quarter, our results were heavily affected by two external factors that I mentioned during the previous call as risks for our results. First, in Panama, the construction workers strike that started in mid-April lasted for 30 days and was the longest nationwide construction strike in the recent history of the country. Second, the situation in Nicaragua that started in mid-April, escalated and is having a material impact in economic activity and construction.

Despite these headwinds, our free cash flow during the quarter reached 46 million dollars, 60% higher than that of the same period of 2017, and our net debt was reduced by 47 million, reaching 856 million. During the rest of this year, we expect to continue generating free cash flow and, as announced in May, we expect to receive 30 million dollars related to the sale of our cement-distribution business in Brazil. Free cash flow and the proceeds from this asset sale will be used to pay down debt.”

CLH’s Financial and Operational Highlights

•	In Colombia, our cement prices during the quarter continued their upward trajectory since July of last year. Our prices point-to-point July 2017 to June 2018, were 8% and 11% higher in local currency and in dollar terms, respectively.

•	In Costa Rica, our cement and ready-mix volumes during the second quarter increased by 18% and 29%, respectively. This positive performance was mainly due to our participation in big projects like the new building for the Parliament and Oxígeno, as well as to our value-added offers for the industrial segment.

•	In Guatemala, our cement and ready-mix volumes increased by 6% and 46%, respectively, reaching quarterly record levels in both businesses.

Jaime Muguiro added, “I’m pleased to share with you an update of the implementation of CEMEX Go, our digital value proposition by which our customers can order, track and trace deliveries, make payments, as well as manage invoices and queries, digitally, quickly and seamlessly.

In Colombia, after only 4 months of launching CEMEX Go, we have onboarded 100% of our targeted customer base and, so far, we are receiving more than 40% of the purchase orders, as well as about 20% of payments, through our digital solution. We are encouraged by the positive reaction from our customers.

This month we launched CEMEX Go in Panama, Costa Rica and El Salvador, and later this year we will launch it in Guatemala.

We believe that CEMEX Go will give us a competitive advantage as we will be able to deliver a superior customer experience, while we find ways to reduce our cost to serve.”

Consolidated Corporate Results

During the second quarter, controlling interest net income was US$4 million, compared to US$16 million in the same quarter of 2017.

Geographical Markets Second Quarter 2018 Highlights

Operating EBITDA in Colombia reached US$22 million, compared to US$23 million in the second quarter of 2017. Net sales declined 5% to US$129 million during this period.

In Panama, operating EBITDA decreased by 46% to US$14 million during the quarter. Net sales reached US$50 million in the second quarter of 2018, a decline of 30% compared to those in the same period of 2017.

In Costa Rica, operating EBITDA reached US$16 million during the quarter, 6% higher on a year-over- year basis. Net sales reached US$43 million, 10% higher than those in the second quarter of 2017.

In the Rest of CLH operating EBITDA declined by 18% to US$19 million during the quarter. Net sales reached US$61 million in the second quarter of 2018, 8% lower than those in the same period of 2017.

In accordance with its vision, CLH will continue constantly evolving to become more flexible in our operations, more creative in our commercial offerings, more sustainable in our use of resources, more innovative in conducting our business, and more efficient in our capital allocation. CLH is a regional leader in the building solutions industry that provides high-quality products and reliable services to customers and communities in Colombia, Panama, Costa Rica, Nicaragua, El Salvador, and Guatemala.

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This press release contains forward-looking statements and information that are necessarily subject to risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of CLH to be materially different from those expressed or implied in this release, including, among others, changes in general economic, political, governmental and business conditions globally and in the countries in which CLH does business, changes in interest rates, changes in inflation rates, changes in exchange rates, the level of construction generally, changes in cement demand and prices, changes in raw material and energy prices, changes in business strategy, changes derived from events affecting CEMEX, S.A.B de C.V. and subsidiaries (“CEMEX”) and various other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. CLH assumes no obligation to update or correct the information contained in this press release.

Operating EBITDA is defined as operating earnings before other expenses, net plus depreciation and operating amortization. Free Cash Flow is defined as operating EBITDA minus net interest expense, maintenance and expansion capital expenditures, change in working capital, taxes paid, and other cash items (net other expenses less proceeds from the disposal of obsolete and/or substantially depleted operating fixed assets that are no longer in operation). All of the above items are prepared under International Financial Reporting Standards as issued by the International Accounting Standards Board. Operating EBITDA and Free Cash Flow (as defined above) are presented herein because CLH believes that they are widely accepted as financial indicators of CLH’s ability to internally fund capital expenditures and service or incur debt. Operating EBITDA and Free Cash Flow should not be considered as indicators of CLH’s financial performance, as alternatives to cash flow, as measures of liquidity or as being comparable to other similarly titled measures of other companies.

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